

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Suren Ajjarapu
Chairman and Chief Executive Officer
Aesther Healthcare Acquisition Corp.
515 Madison Avenue, Suite 8078
New York, NY 10022

> **Re: Aesther Healthcare Acquisition Corp.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed January 31, 2022**
> **File No. 001-40793**

Dear Mr. Ajjarapu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction